Prospectus

                                               Filed pursuant to Rule 424 (b)(5)
                                                      Registration No. 333-67644


                               BEA Systems, Inc.

                        458,466 Shares of Common Stock

     458,466 shares of our common stock were issued to former stockholders of Crossgain Corporation as payment for the acquisition by us of Crossgain Corporation. Some of these stockholders may wish to sell these shares in the future, and this prospectus allows them to do so. We will not receive any of the proceeds from any sale of shares by these stockholders, but we have agreed to bear the expenses of registration of the shares by this prospectus.

   Our stock is listed on the Nasdaq National Market under the symbol: BEAS

     The last sale price of the common stock on the Nasdaq National Market on September 4, 2001 was $15.62 per share.

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     Investing in the common stock involves a high level of investment risk. See "Risk Factors" beginning on page 5 of this prospectus. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



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                               September 4, 2001

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----
Available Information..................................................     3
Incorporation of Certain Documents by Reference........................     3
The Company............................................................     4
Use of Proceeds........................................................     5
Risk Factors...........................................................     5
Special Note Regarding Forward-Looking Statements......................    14
Selling Stockholders...................................................    15
Plan of Distribution...................................................    17
Experts................................................................    17
Legal Matters..........................................................    17

     No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or the selling stockholders. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in the affairs of BEA Systems, Inc. since the date hereof or since the date of any documents incorporated herein by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, nor does it constitute an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

                             AVAILABLE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with these requirements, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file with the Commission at the Commission's public reference sections at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, and at its regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including us, that file with the Commission electronically. You can also inspect reports and other information that we file at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

     We have filed a registration statement, of which this prospectus is a part, and related exhibits with the Commission under the Securities Act of 1933, as amended. The registration statement contains additional information about us that the rules of the Commission do not require to be included here. You may inspect the registration statement and exhibits without charge, or obtain copies at prescribed rates, at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission allows us to "incorporate by reference" into this prospectus the information contained in documents we file with the Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superceded if information contained in this prospectus, or information that we later file with the Commission, modifies or replaces the statement. We incorporate by reference the following documents that we have filed or will file with the Commission:

     a.   Our Annual Report on Form 10-K for the year ended January 31, 2001;

     b.   Our Quarterly Report on Form 10-Q for the quarter ended April 30,
2001;
     c. The description of our Common Stock contained in our registration statement on Form 8-A (File No. 000-22369); and

     d. All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering.

     To receive a free copy of any of the documents that are incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), write to us at BEA Systems, Inc., 2315 North First Street, San Jose, California 95131, Attention: Kevin A. Faulkner, Vice President-Investor Relations, or call (408) 570-8000.

                                  THE COMPANY

Overview

     We are a leading provider of e-commerce infrastructure software that helps companies of all sizes build e-commerce systems that extend investments in existing computer systems and provide the foundation for running a successful integrated e-business. Our products are marketed and sold worldwide through a network of our sales offices, as well as hardware vendors, independent software vendors and systems integrators that are our partners and distributors. Our products have been adopted in a wide variety of industries, including commercial and investment banking, securities trading, telecommunications, airline, retail, manufacturing, package delivery, insurance and government, in many cases using the Internet as a system component. Our products serve as a platform or integration tool with applications that include billing, provisioning, customer service, electronic funds transfers, ATM networks, securities trading, Web-based banking, Internet sales, supply chain management, scheduling and logistics, and hotel, airline and rental car reservations. Licenses for our products are typically priced on a per-user, per-application basis, but we also offer licenses that are priced per server and time-based enterprise licenses.

     Our core business has been providing infrastructure for high-volume transaction systems, such as telecommunications billing systems, commercial bank ATM networks and account management systems, credit card billing systems and securities trading account management systems. These distributed systems must scale to process high transaction volumes and accommodate large numbers of users. As the Internet and e-commerce continue to develop, increasing transaction loads are being placed on Web-based systems, such as retail and business-to-business e-commerce sites. In addition, systems that historically had been strictly internal are now being extended to the Internet, such as telecommunications, bank and credit card account information.

     We provide an e-commerce transaction platform that is designed to address this demand and help companies quickly develop and integrate e-business initiatives and reliably deliver a wider range of dynamic, personalized services.

     We were incorporated in Delaware in January 1995 under the name BEA Enterprises, Inc. and changed our name to BEA Systems, Inc. in September 1995. References to "BEA" or the "Company" refer to BEA Systems, Inc., our subsidiaries, and predecessor entities acquired in previous acquisitions. Our headquarters are located at 2315 North First Street, San Jose, California, 95131. Our telephone number is (408) 570-8000.

                                USE OF PROCEEDS

     All of the shares being offered under this prospectus are offered by the selling stockholders, and we will not receive any of the proceeds from the sale. This registration statement is intended to satisfy certain of our obligations under our merger agreement with Crossgain Corporation. Under that agreement, we agreed to pay the expenses of registration of these shares under federal and state securities laws.

                                 RISK FACTORS

     We operate in a rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of these risks and uncertainties which may have a material adverse effect on our business, financial condition or results of operations. Investors should carefully consider the following risk factors in evaluating an investment in our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Significant unanticipated fluctuations in our actual or anticipated quarterly revenues and operating results may prevent us from meeting securities analysts' or investors' expectations and may result in a decline in our stock price

     Although we have had significant revenue growth in recent quarters, our growth rates may not be sustainable, and recently, in our second quarter earnings release on August 14, 2001, we revised downward our financial guidance for revenue and earnings for the remaining quarters of fiscal 2002. If our revenues, operating results, earnings or future projections are below the levels expected by investors or securities analysts, our stock price is likely to decline. Our stock price is also subject to the volatility generally associated with Internet, software and technology stocks and may also be affected by broader market trends unrelated to our performance, such as the declines in the prices of many such stocks from March 2000 through the present.

     We expect to experience significant fluctuations in our future quarterly revenues and operating results as a result of many factors, including:

     . recent adverse economic conditions, which may increase the likelihood that customers will unexpectedly delay, cancel or reduce the size of orders, resulting in revenue shortfalls;

     . difficulty predicting the size and timing of customer orders, particularly as a greater percentage of our revenues has shifted from service revenues to license revenues;

     . our ability to control costs and expenses, particularly in the face of current adverse economic conditions which may adversely impact our revenue;

     . changes in the mix of products and services that we sell or the channels through which they are distributed;

     . any increased price sensitivity by our customers, particularly in the face of current adverse economic conditions and increased competition;

     . the degree of success, if any, of our strategy to further establish and expand our relationships with distributors;

     . introduction or enhancement of our products or our competitors' products;

     . changes in our competitors' product offerings and pricing policies, and customer order deferrals in anticipation of new products and product enhancements from us or our competitors;

     . our ability to develop, introduce and market new products on a timely basis and whether any new products are accepted in the market;

     .    any slowdown in use of the Internet for commerce;

     . recent hiring, which may prove excessive if growth rates are not maintained;

     . the structure, timing and integration of acquisitions of businesses, products and technologies;

     .    the terms and timing of financing activities;

     . potential fluctuations in demand or prices of our products and services;

     .    the lengthy sales cycle for our products;

     .    technological changes in computer systems and environments;

     .    our ability to successfully expand our sales and marketing programs;

     .    our ability to meet our customers' service requirements;

     . costs associated with acquisitions, including expenses charged for any impaired acquired intangible assets and goodwill;

     .    loss of key personnel; and

     .    fluctuations in foreign currency exchange rates.

     As a result of all of these factors, we believe that quarterly revenues and operating results are difficult to forecast and that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of trends or future performance.

     A material portion of our revenues has been derived from large orders, as major customers deployed our products. Increases in the dollar size of some individual license transactions would also increase the risk of fluctuation in future quarterly results. The majority of our revenue originates from a large number of small development orders with the potential to turn into large deployments. If we cannot generate large customer orders, turn development orders into large deployments or if customers delay or cancel such orders in a particular quarter, it may have a material adverse effect on our revenues and, more significantly on a percentage basis, our net income or loss in that quarter. Moreover, we typically receive and fulfill most of our orders within the quarter, with the substantial majority of our orders typically received in the last month of each fiscal quarter. As a result, we may not learn of revenue shortfalls until late in a fiscal quarter, after it is too late to adjust expenses for that quarter. Moreover, recent adverse economic conditions in the United States, particularly those related to the technology industry, may increase the likelihood that customers will unexpectedly delay or cancel orders and result in revenue shortfalls. This risk is particularly relevant with respect to large customer orders which are more likely to be cancelled or delayed and also have a greater financial impact on our operating results. A number of technology companies, particularly software companies that, like us, sell enterprise-wide software solutions, have recently announced that these conditions have adversely affected their financial results. Additionally, our operating expenses are based in part on our expectations for future revenues and are difficult to adjust in the short term. Any revenue shortfall below our expectations could have an immediate and significant adverse effect on our results of operations.

     When our employees exercise their stock options, we are subject to employer payroll taxes on the difference between the price of our common stock on the date of exercise and the exercise price. These payroll taxes are determined by the tax rates in effect in the employee's taxing jurisdiction and are treated as an expense in the period in which the exercise occurs. During a particular period, these payroll taxes could be material. However, because we are unable to predict the number, price or country of exercises during any particular period, we cannot predict the amount, if any, of employer payroll expense that will be recorded in a future period or the impact on our future financial results.

     As is common in the software industry, we believe that our fourth quarter orders have in the past been favorably impacted by a variety of factors including year-end capital purchases by larger corporate customers and the commission structure for our sales force. This increase typically results in first quarter customer orders being lower than orders received in the immediately preceding fourth quarter. We anticipate that this seasonal impact on our first quarter is likely to continue. We also believe that given the current economic slowdown and reductions in IT spending, the favorable impact of these factors on our fiscal 2002 fourth quarter may be less than in the past.

     Although we use standardized license agreements designed to meet current revenue recognition criteria under generally accepted accounting principles, we must often negotiate and revise terms and conditions of these standardized agreements, particularly in larger license transactions. Negotiation of mutually acceptable terms and conditions can extend the sales cycle and, in certain situations, may require us to defer recognition of revenue on the license. While we believe that we are in compliance with Statement of Position 97-2, Software Revenue Recognition, ("SOP 97-2") as amended, the American Institute of Certified Public Accountants continues to issue implementation guidelines for these standards and the accounting profession continues to discuss a wide range of potential interpretations. In addition, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). We adopted the provisions of SAB 101 in our fourth fiscal quarter of 2001. Additional implementation guidelines and changes in interpretations of such guidelines could lead to unanticipated changes in our current revenue accounting practices that could cause us to defer the recognition of revenue to future periods or to recognize lower revenue and profits.

If we do not develop and enhance new and existing products to keep pace with technological, market and industry changes, our revenues may decline

     The market for our products is highly fragmented, competitive with alternative computing architectures, and characterized by continuing technological developments, evolving and competing industry standards and changing customer requirements. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. As a result, our success depends upon our ability to timely and effectively enhance existing products (such as our WebLogic Server product), respond to changing customer requirements and develop and introduce in a timely manner new products (such as our WebLogic Collaborate product) that keep pace with technological and market developments and emerging industry standards. We are also developing products designed to provide components for applications (such as our WebLogic Commerce Server(TM), WebLogic Personalization Server(TM) and Campaign Manager products) in an effort to further build out and increase the value of the e-business software infrastructure platform we provide. It is possible that our products will not adequately address the changing needs of the marketplace and that we will not be successful in developing and marketing enhancements to our existing products or products incorporating new technology on a timely basis. Failure to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, will materially and adversely affect our business, results of operations and financial condition. In addition, our success is dependent on our strategic partners' ability to successfully develop and integrate their software with the BEA products with which it interoperates or is bundled, integrated or marketed. If their software performs poorly, contains errors or defects or is otherwise unreliable, or does not provide the features and benefits expected or required, it could lower the demand for our solutions, result in negative publicity or loss of reputation regarding us and our products and services and adversely affect our revenues and other operating results.

Our revenues are derived primarily from two main products and related services, and a decline in demand or prices for either products or services could substantially adversely affect our operating results

     We currently derive the majority of our license and service revenues from BEA WebLogic(TM), BEA TUXEDO(TM) and from related products and services. We expect these products and services to continue to account for the majority of our revenues in the immediate future. As a result, factors adversely affecting the pricing of or demand for BEA WebLogic(TM), BEA TUXEDO(TM) or related services, such as a general economic slowdown, competition, product performance or technological change, could have a material adverse effect on our business and consolidated results of operations and financial condition. As we have increased our focus on using strategic partners to provide services related to the deployment and use of our software solutions, we have recently experienced a slowdown in the growth rate of our services revenue, particularly revenue derived from our lower-margin consulting services. This trend may continue or even worsen, particularly if the recent industry-wide oversupply in software infrastructure consultants further increases the willingness and ability of our strategic partners to provide such services or if the current economic slowdown continues or worsens. In addition, as we introduce new versions of our two main products, such as BEA Tuxedo 8.0 and WebLogic Enterprise 6.0, any delay or failure of such new versions to gain market acceptance among new and existing customers would have an adverse affect on our revenues and other operating results.

Any failure to maintain ongoing sales through distribution channels could result in lower revenues

     To date, we have sold our products principally through our direct sales force, as well as through indirect sales channels, such as computer hardware companies, packaged application software developers, independent software vendors ("ISVs"), systems integrators ("SIs") and independent consultants, independent software tool vendors and distributors. Our ability to achieve revenue growth in the future will depend in large part on our success in expanding our direct sales force and in further establishing and expanding relationships with distributors, ISVs, original equipment manufacturers ("OEMs") and SIs. In particular, in August 2000, we announced a significant initiative to further establish and expand relationships with our distributors through these sales channels, especially ISVs and SIs. A significant part of this initiative is to recruit and train a large number of consultants employed by SIs and induce these SIs to more broadly use our products in their consulting practices, as well as to embed our technology in products our ISV customers offer. We intend to seek distribution arrangements with additional ISVs to embed our Web application servers in their products. It is possible that we will not be able to successfully expand our direct sales force or other distribution channels, secure agreements with additional SIs and ISVs on commercially reasonable terms or at all, and otherwise adequately develop our relationships with indirect sales channels. Moreover, even if we succeed in these endeavors, it still may not increase our revenues. In particular, we need to carefully monitor the development and scope of our indirect sales channels and create appropriate pricing, sales force compensation and other distribution parameters to help ensure these indirect channels complement our direct channels. If we invest resources in these types of expansion and our overall revenues do not correspondingly increase, our business, results of operations and financial condition will be materially and adversely affected.

     In addition, we already rely on informal relationships with a number of consulting and systems integration firms to enhance our sales, support, service and marketing efforts, particularly with respect to implementation and support of our products as well as lead generation and assistance in the sales process. We will need to expand our relationships with third parties in order to support license revenue growth. Many such firms have similar, and often more established, relationships with our principal competitors. It is possible that these and other third parties will not provide the level and quality of service required to meet the needs of our customers, that we will not be able to maintain an effective, long term relationship with these third parties, and that these third parties will not successfully meet the needs of our customers.

It is difficult to predict our future results for a variety of reasons including our limited operating history and need to continue to integrate our acquisitions

     We were incorporated in January 1995 and therefore have a relatively limited operating history. We have generated revenues to date primarily from sales of BEA WebLogic(TM), a software product which we acquired in September 1998, and from BEA TUXEDO(TM), a software product to which we acquired worldwide distribution rights in February 1996, and fees for software products and services related to WebLogic(TM) and TUXEDO(TM). We have also acquired a number of additional businesses, technologies and products. Our limited operating history and the need to integrate a number of separate and independent business operations subject our business to numerous risks. At April 30, 2001, we had an accumulated deficit of approximately $165.2 million. In addition, in connection with certain acquisitions completed prior to April 30, 2001, we recorded approximately $505.7 million as intangible assets and goodwill of which approximately $341.5 million has been amortized as of April 30, 2001. If we acquire additional businesses, products and technologies in the future, we may report additional, potentially significant expenses. If future events cause the impairment of any intangible assets acquired in our past or future acquisitions, we may have to expense such assets sooner than we expect. We first reported an operating profit under generally accepted accounting principles in the second quarter of fiscal 2001. Because of our limited operating history and ongoing expenses associated with our prior acquisitions, there can be no assurance that we will continue to be profitable in any future period, and recent operating results should not be considered indicative of future financial performance.

The price of our common stock may fluctuate significantly

     The market price for our common stock may be affected by a number of factors, including developments in the Internet, software or technology industry, general market conditions and other factors, including factors unrelated to our operating performance or our competitors' operating performance. In addition, stock prices for BEA and many other companies in the Internet, technology and emerging growth sectors have experienced wide fluctuations including recent rapid rises and declines in their stock prices that often have not been directly related to the operating performance of such companies, such as the declines in the stock prices of BEA and many such companies from March 2000 through the present. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, may materially adversely affect the market price of our common stock.

If we cannot successfully integrate our past and future acquisitions, our revenues may decline and expenses may increase

     From our inception in January 1995, we have made a number of strategic acquisitions. Integration of acquired companies, divisions and products involves the assimilation of potentially conflicting operations and products, which divert the attention of our management team and may have a material adverse effect on our operating results in future quarters. It is possible we may not achieve any of the intended financial or strategic benefits of these transactions. While we intend to make additional acquisitions in the future, there may not be suitable companies, divisions or products available for acquisition. Our acquisitions entail numerous risks, including the risk we will not successfully assimilate the acquired operations and products, or retain key employees of the acquired operations. There are also risks relating to the diversion of our management's attention, and difficulties and uncertainties in our ability to maintain the key business relationships that the acquired entities have established. In addition, if we undertake future acquisitions, we may issue dilutive securities, assume or incur additional debt obligations, incur large one-time expenses, and acquire intangible assets that would result in significant future amortization expense. Any of these events could have a material adverse effect on our business, operating results and financial condition.

     On June 29, 2001, the Financial Accounting Standards Board ("FASB") eliminated pooling of interests accounting for acquisitions. The effect of this change is to increase the portion of the purchase price for any future acquisitions that must be charged to BEA's cost of revenues and operating expenses in the periods following any such acquisitions. As a consequence, our results of operations in periods following any such acquisitions could be materially adversely affected. Although these changes will not directly affect the purchase price for any of these acquisitions, they will have the effect of increasing the reported expenses associated with any of these acquisitions. To that extent, these changes may make it more difficult for us to acquire other companies, product lines or technologies.

     Also on June 29, 2001, the FASB pronounced that purchased goodwill should not be amortized, but rather, it should be periodically reviewed for impairment. Such impairment could be caused by internal factors as well as external factors beyond our control. The FASB has further determined that at the time goodwill is considered impaired an amount equal to the impairment loss should be charged as an operating expense in the income statement. The timing of such an impairment (if any) of goodwill acquired in past and future transactions is uncertain and difficult to predict. Our results of operations in periods following any such impairment could be materially adversely affected. In addition we will be required to assess within six months of date FASB made its determination whether goodwill and any assets acquired in past acquisitions have been impaired and, if so, charge such impairment as an expense. We cannot predict whether we will be required to take a charge for any such impairment for past acquisitions. We have net goodwill and net acquired intangible assets of approximately $164.2 million at April 30, 2001, so if we are required to take such an impairment charge, the amount could be material to our results of operations.

The lengthy sales cycle for our products makes our revenues susceptible to substantial fluctuations

     Our customers typically use our products to implement large, sophisticated applications that are critical to their business, and their purchases are often part of their implementation of a distributed or Web-based computing environment. Customers evaluating our software products face complex decisions regarding alternative approaches to the integration of enterprise applications, competitive product offerings, rapidly changing software technologies and limited internal resources due to other information systems requirements. For these and other reasons, the sales cycle for our products is lengthy and is subject to delays or cancellation over which we have little or no control. We have experienced an increase in the number of million and multi-million dollar license transactions. In some cases, this has resulted in more extended customer evaluation and procurement processes, which in turn have lengthened the overall sales cycle for our products. The recent economic downturn has also contributed to increasing our sales cycle, and there is a risk this will continue or worsen. This delay or failure to complete large orders and sales in a particular quarter could significantly reduce revenue that quarter, as well as subsequent quarters over which revenue for the sale would likely be recognized.

If we do not effectively compete with new and existing competitors, our revenues and operating margins will decline

     The market for application server and integration software, and related software components and services, is highly competitive. Our competitors are diverse and offer a variety of solutions directed at various segments of this marketplace. These competitors include operating system vendors such as IBM, Sun Microsystems and Hewlett-Packard and database vendors such as Oracle. Microsoft has released products that include some application server functionality and has announced that it intends to include application server and integration functionality in future versions of its operating systems. In addition, certain application vendors, integration vendors and other companies are developing or offering application server, integration and portal software products and related services that directly compete with products that we offer. Further, software development tool vendors typically emphasize the broad versatility of their tool sets and, in some cases, offer complementary software that supports these tools and performs basic application server and integration functions. Finally, internal development groups within prospective customers' organizations may develop software and hardware systems that may substitute for those that we offer. A number of our competitors and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than us.

     Some of our principal competitors currently are also hardware vendors who bundle their own application server and integration software products, or similar products, with their computer systems and database vendors that advocate client/server networks driven by the database server. IBM, Sun Microsystems and Hewlett-Packard are the primary hardware vendors who offer a line of application server and integration solutions for their customers. IBM's sale of application server and integration functionality along with its IBM proprietary hardware systems requires us to compete with IBM in its installed base, where IBM has certain inherent advantages due to its significantly greater financial, technical, marketing and other resources, greater name recognition and the integration of its enterprise application server and integration functionality with its proprietary hardware and database systems. These inherent advantages allow IBM to bundle, at a discounted price, application functionality with computer hardware and software sales. Due to these factors, if we do not sufficiently differentiate our products based on functionality, interoperability with non-IBM systems, performance, total cost of ownership, return on investment and reliability, and establish our products as more effective solutions to customers' technological and economic needs, our revenues and operating results will suffer.

     Microsoft has announced that it intends to include certain application server and integration functionality in its .NET initiative. Microsoft's .NET initiative is a proprietary programming environment that competes with the Java-based environment of our products. A widespread acceptance of Microsoft's .NET initiative, particularly among the large and mid-sized enterprises from which most of our revenues are generated, could curtail the use of Java and therefore adversely impact the sales of our products. The .NET initiative and the bundling of competing functionality in versions of Windows requires us to compete with Microsoft, which has certain inherent advantages due to its much greater financial, technical, marketing and other resources, its greater name recognition, very large developer community, its substantial installed base and the integration of its broad product line and features into a Web services environment. We need to differentiate our products from Microsoft's based on scalability, functionality, interoperability with non-Microsoft platforms, performance, total cost of ownership, return on investment and reliability, and need to establish our products as more effective solutions to customers' technological and economic needs. We may not be able to successfully or sufficiently differentiate our products from those offered by Microsoft, and Microsoft's entry into the application server, integration and Web Services markets or their proposed .NET alternative to Java could materially adversely affect our business, operating results and financial condition.

     In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of their current and prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect our ability to sell additional software licenses and maintenance, consulting and support services on terms favorable to us. Further, competitive pressures could require us to reduce the price of our products and related services, which could materially adversely affect our business, operating results and financial condition. We may not be able to compete successfully against current and future competitors and any failure to do so would have a material adverse effect upon our business, operating results and financial condition.

If the market for application servers, application integration and application component software does not grow as quickly as we expect, our revenues will be harmed

     We sell our products and services in the application server, application integration and application component markets. These markets are emerging and are characterized by continuing technological developments, evolving industry standards and changing customer requirements. Our success is dependent in large part on acceptance of our products by large customers with substantial legacy mainframe systems, customers establishing a presence on the Web for commerce, and developers of web-based commerce applications. Our future financial performance will depend in large part on continued growth in the number of companies extending their mainframe-based, mission-critical applications to an enterprise-wide distributed computing environment and to the Internet through the use of application server and integration technology. There can be no assurance that the markets for application server and integration technology and related services will continue to grow. Even if they do grow they may grow more slowly than we anticipate, particularly in view of the recent economic downturn affecting the technology sector in the United States. If these markets fail to grow or grow more slowly than we currently anticipate, or if we experience increased competition in these markets, our business, results of operations and financial condition will be adversely affected.

If we fail to adequately protect our intellectual property rights, competitors may use our technology and trademarks, which could weaken our competitive position, reduce our revenues and increase our costs

     Our success depends upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. It is possible that other companies could successfully challenge the validity or scope of our patents and that our patents may not provide a competitive advantage to us. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners and into license agreements with respect to our software, documentation and other proprietary information. Despite these precautions, third parties could copy or otherwise obtain and use our products or technology without authorization, or develop similar technology independently. In particular, we have, in the past, provided certain hardware OEMs with access to our source code, and any unauthorized publication or proliferation of this source code could materially adversely affect our business, operating results and financial condition. It is difficult for us to police unauthorized use of our products, and although we are unable to determine the extent to which piracy of our software products exists, software piracy is a persistent problem. Effective protection of intellectual property rights is unavailable or limited in certain foreign countries. The protection of our proprietary rights may not be adequate and our competitors could independently develop similar technology, duplicate our products, or design around patents and other intellectual property rights that we hold.

Third parties could assert that our software products and services infringe their intellectual property rights, which could expose us to increased costs and litigation

     It is possible that third parties, including competitors, could claim our current or future products infringe their rights, including their patent rights. Any such claims, with or without merit, could cause costly litigation that could absorb significant management time, which could materially adversely affect our business, operating results and financial condition. These types of claims could cause us to pay substantial damages on settlement amounts, cease offering any subject technology or products and require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us, which could have a material adverse effect upon our business, operating results and financial condition, particularly if we are unable to ship key products.

Our international operations expose us to greater management, collections, currency, intellectual property, regulatory and other risks

     International revenues accounted for 42.9 percent and 42.1 percent of our consolidated revenues for the fiscal quarters ended April 30, 2001 and 2000, respectively. We sell our products and services through a network of branches and subsidiaries located in 30 countries worldwide. In addition, we also market through distributors. We believe that our success depends upon continued expansion of our international operations. Our international business is subject to a number of risks, including unexpected changes in regulatory practices and tariffs, greater difficulties in staffing and managing foreign operations, longer collection cycles, seasonality, potential changes in tax laws, greater difficulty in protecting intellectual property and the impact of fluctuating exchange rates between the U.S. dollar and foreign currencies in markets where we do business. General economic and political conditions in these foreign markets may also impact our international revenues. There can be no assurances that these factors and other factors will not have a material adverse effect on our future international revenues and consequently on our business and consolidated financial condition and results of operations.

If we are unable to manage our growth, our business will suffer

     We have continued to experience a period of rapid and substantial growth that has placed, and if such growth continues would continue to place, a strain on the Company's administrative and operational infrastructure. We have increased the number of our employees from 120 employees in three offices in the United States at January 31, 1996 to over 3,270 employees in 93 offices in 30 countries at April 30, 2001. Our ability to manage our staff and growth effectively requires us to continue to improve our operational, financial and management controls; reporting systems and procedures; and information technology infrastructure. In this regard, we are currently updating our management information systems to integrate financial and other reporting among our multiple domestic and foreign offices. In addition, we intend to continue to increase our staff worldwide and to continue to improve the financial reporting and controls for our global operations. We are also continuing to develop and roll out information technology initiatives. It is possible we will not be able to successfully implement improvements to our management information, control systems and information technology infrastructure in an efficient or timely manner and that, during the course of this implementation, we could discover deficiencies in existing systems and controls. If we are unable to manage growth effectively, our business, results of operations and financial condition will be materially adversely affected.

If we lose key personnel or cannot hire enough qualified personnel, it will adversely affect our ability to manage our business, develop new products and increase revenue

     We believe our future success will depend upon our ability to attract and retain highly skilled personnel including our founders, Messrs. William T. Coleman III and Alfred S. Chuang, and other key members of management. Competition for these types of employees is intense, and it is possible that we will not be able to retain our key employees and that we will not be successful in attracting, assimilating and retaining qualified candidates in the future. As we seek to expand our global organization, the hiring of qualified sales, technical and support personnel will be difficult due to the limited number of qualified professionals. Failure to attract, assimilate and retain key personnel would have a material adverse effect on our business, results of operations and financial condition.

If our products contain software defects, it could harm our revenues and expose us to litigation

     The software products we offer are internally complex and, despite extensive testing and quality control, may contain errors or defects, especially when we first introduce them. We may need to issue corrective releases of our software products to fix any defects or errors. Any defects or errors could also cause damage to our reputation and result in loss of revenues, product returns or order cancellations, or lack of market acceptance of our products. Accordingly, any defects or errors could have a material and adverse effect on our business, results of operations and financial condition.

     Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in our license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any product liability claims to date, sale and support of our products entails the risk of such claims, which could be substantial in light of customers' use of such products in mission-critical applications. If a claimant brings a product liability claim against us, it could have a material adverse effect on our business, results of operations and financial condition. Our products interoperate with many parts of complicated computer systems, such as mainframes, servers, personal computers, application software, databases, operating systems and data transformation software. Failure of any one of these parts could cause all or large parts of computer systems to fail. In such circumstances, it may be difficult to determine which part failed, and it is likely that customers will bring a lawsuit against several suppliers. Even if our software is not at fault, we could suffer material expense and material diversion of management time in defending any such lawsuits.

Our strategy of investing in development-stage companies involves a number of risks and uncertainties

     We have invested, and expect to continue to invest, in development-stage companies. Each of these investments involves risks and uncertainties, including:

 .  diversion of management attention from our core business;

 . failure to leverage our relationship with these companies to access new technologies and new markets;

 . inability to value investments appropriately or to predict changes to the future value of investments;

 .  inability to manage investments effectively; and

 .  loss of cash invested.

We have a high debt balance and large interest obligations

     At April 30, 2001, we had approximately $561.4 million of convertible notes outstanding. As a result of this indebtedness, we have substantial principal and interest payment obligations. The degree to which we are leveraged could significantly harm our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. In addition, our earnings are insufficient to cover our fixed charges. Also, in connection with a lease transaction for real estate in San Jose, California, we have restricted approximately $335.8 million out of $1,052.9 million of our total cash, cash equivalents, restricted cash and investment securities as of April 30, 2001, as collateral for specified obligations to the lessor under the lease. The investment securities are restricted as to withdrawal and are managed by a third party subject to a number of limitations. The Company plans to commence construction on the 40 acres during the remainder of fiscal 2002 and plans to obtain financing similar to the above lease transaction in order to facilitate this future construction which may require additional collateralization of cash. We will require substantial amounts of cash to fund scheduled payments of interest on the convertible notes, payment of the principal amount of the convertible notes, payment of principal and interest on our other indebtedness, future capital expenditures, payments on our lease and any increased working capital requirements. If we are unable to meet our cash requirements out of cash flow from operations, there can be no assurance that we will be able to obtain alternative financing. In the absence of such financing, our ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements would be significantly reduced. If we do not generate sufficient cash flow from operations to repay the notes at maturity, we could attempt to refinance the notes; however, no assurance can be given that such a refinancing would be available on terms acceptable to us, if at all. Any failure by us to satisfy our obligations with respect to the notes at maturity (with respect to payments of principal) or prior thereto (with respect to payments of interest or required repurchases) would constitute a default under the indenture and could cause a default under agreements governing our other indebtedness.

Power outages in California may adversely affect us.

     We have significant operations, including our headquarters, in the state of California and are dependent on a continuous power supply. California's current energy crisis could substantially disrupt our operations and increase our expenses. California has recently implemented, and may in the future continue to implement, rolling blackouts throughout the state. If blackouts interrupt our power supply, we may be temporarily unable to continue operations at our California facilities. Any such interruption in our ability to continue operations at our facilities could delay the development and delivery of our products and services and otherwise disrupt communications with our customers or other third parties on whom we rely, such as SIs. Future interruptions could damage our reputation and could result in lost revenue, either of which could substantially harm our business and results of operations. Furthermore, shortages in wholesale electricity supplies have caused power prices to increase. If energy prices continue to increase, our operating expenses will likely increase which could have a negative effect on our operating results.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, as well as the Forms 10-Q, 10-K and 8-A incorporated by reference into this prospectus, include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are "Forward-Looking Statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, Forward-Looking Statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology regarding beliefs, plans, expectations or intentions regarding the future. Although BEA believes that the expectations reflected in the Forward-Looking Statements contained herein are reasonable, there can be no assurance that such expectations or any of the Forward-Looking Statements will prove to be correct, and actual results could differ materially from those projected or assumed in the Forward-Looking Statements. Future financial condition and results of operations, as well as any Forward-Looking Statements, are subject to inherent risks and uncertainties, including but not limited to the factors described under "Risk Factors" beginning on page 5 and the reasons described elsewhere in this offering circular. All Forward-Looking Statements and reasons why results may differ included in this offering circular are made as of the date hereof, and BEA assumes no obligation to update any such Forward-Looking Statement or reason why actual results might differ.

                             SELLING STOCKHOLDERS

     The following table provides the names of and the number of shares of Common Stock beneficially owned by each Selling Stockholder as a result of our acquisition of Crossgain Corporation, and the number of shares of such Common Stock beneficially owned by each Selling Stockholder upon completion of the offering or offerings pursuant to this prospectus, assuming each Selling Stockholder offers and sells all of its or his/her respective shares listed below. Selling Stockholders may, however, offer and sell all, or some or none of their shares listed below. Under some circumstances, the respective donees, pledgees and transferees or other successors in interest of the Selling Stockholders may also sell the shares listed below as being held by the Selling Stockholders. No Selling Stockholder beneficially owns one percent or greater of the Company's outstanding Common Stock.

                              Beneficial Ownership                            Beneficial Ownership
                              Prior to Offering(1)          Offered            After the Offering
                              --------------------     ------------------     --------------------
                                Number of Shares        Number of Shares        Number of Shares
                              --------------------     ------------------     --------------------
The Barksdale Group                  2,432                   2,432                       0
Barksdale Ventures, LLC              6,486                   6,486                       0
Barksdale Investments, LLC             810                     810                       0
Barksdale Group Ventures I, L.P.    10,000                  10,000                       0
Arthur Becker                           36                      36                       0
Benchmark Capital Partners          88,654                  88,654                       0
Alexander Bosworth Trust             1,834                   1,834                       0
Allison Bosworth Trust               1,834                   1,834                       0
Anne Bosworth                          917                     917                       0
Stanley Bosworth                       917                     917                       0
Gary S. Burd                         7,489                   7,489                       0
Ralph Cafeiro                          145                     145                       0
Terence V. Cox                          73                      73                       0
Peter L.S. Currie                    1,621                   1,621                       0
Sonya Erickson                         275                     275                       0
Scott Fallon                           275                     275                       0
Adrianne Fiala Trust                   917                     917                       0
Claire Fiala                           917                     917                       0
George Fiala                           917                     917                       0
Benjamin Frisch Trust                  917                     917                       0
Joshua Frisch Trust                    917                     917                       0
Virginia Frisch                        917                     917                       0
Yaron Y. Goland                      2,109                   2,109                       0
Jeff Hall                              962                     962                       0
Santos Lopez-Song                       45                      45                       0
Holly Marklyn                          366                     366                       0
Michelle L. Moss                        73                      73                       0
Tod Nielsen                         10,859                  10,859                       0
Brittany Ann Nielsen                   221                     221                       0
Hong-Kien K. Ong                     6,075                   6,075                       0
Theodore R. Parker                     229                     229                       0
Julia Kate Pearson Trust               917                     917                       0
Lukas Pearson Trust                    917                     917                       0
Pickwick Group, LP                     810                     810                       0
Anand Ramakrishna                    2,208                   2,208                       0
The Reed Group                         733                     733                       0
John W. Robertson                      275                     275                       0
John C. Schneider                      252                     252                       0
Matthew J. Schlegel                     18                      18                       0
John R. Seghers                        137                     137                       0
Spark Public Relations, LLC          1,540                   1,540                       0
Marcus Taylor                           45                      45                       0
Laurent J. Vernhes                   1,108                   1,108                       0
VLG Investments, LLC                 1,250                   1,250                       0

                              Beneficial Ownership                            Beneficial Ownership
                              Prior to Offering(1)          Offered            After the Offering
                              --------------------     ------------------     --------------------
                                Number of Shares        Number of Shares        Number of Shares
                              --------------------     ------------------     --------------------
VLG Associates, 2000                    35                      35                       0
Bradley Yamauchi                        73                      73                       0
Alan Zenreich                          160                     160                       0
Adam Bosworth                      228,394                 228,394                       0
David Bau III                        6,985                   6,985                       0
Stephen A. Brandli                   8,636                   8,636                       0
Rod Chavez                          36,684                  36,684                       0
Terry L. Lucas                       6,985                   6,985                       0
Kenneth Tam                          2,934                   2,934                       0
Kenneth Eric Vasilik                 6,985                   6,985                       0
Roger B. Weber                         146                     146                       0

(1) This table reflects the total number of shares held by each Selling Stockholder as a result of our acquisition of Crossgain Corporation. Some shares held by certain Selling Stockholders are subject to our repurchase right, which lapses incrementally over time. Such shares may not be sold until our right lapses and ownership vests in the Selling Stockholder.

                             PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale from time to time by the holders of up to 458,466 shares of Common Stock. These shares were issued in connection with the merger agreement between us and Crossgain Corporation dated July 6, 2001 (the "Merger Agreement"). This prospectus has been prepared in connection with registering these shares to allow for sales of these shares by the applicable selling stockholders to the public as required by the terms of the Merger Agreement. We have registered the shares for sale pursuant to the terms of the Merger Agreement, but registration of these shares does not necessarily mean that any of these shares will be offered and sold by the holders thereof.

     We will not receive any proceeds from this offering. The shares may be sold from time to time to purchasers directly by any of the selling stockholders, or under some circumstances, donees, pledgees, transferees or other successors in interest ("Transferees") thereof. Alternatively, the selling stockholders, or Transferees thereof, may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders, or Transferees thereof, and/or the purchasers of the shares for whom they may act as agent. The selling stockholders, or Transferees thereof, and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act of 1933.

     At a time a particular offer of the shares is made, a prospectus supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders, or Transferees thereof, and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     The shares may also be sold in one or more of the following transactions:
(a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (d) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended January 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered pursuant to this prospectus will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California. Certain attorneys at Morrison & Foerster LLP own an aggregate of approximately 25,000 shares of our Common Stock.